Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES ORGANIZATIONAL CHANGES

MONTERREY, MEXICO. DECEMBER 1, 2015.–CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today changes to its senior level organization, effective January 1, 2016. All of the executives named below are current executive committee members that have had significant international operating management experience:

•	Juan Romero Torres has been ratified as President of CEMEX Mexico.
•	Ignacio Madridejos Fernández has been appointed President of CEMEX USA.
•	Jaime Gerardo Elizondo Chapa has been appointed President of CEMEX Europe. This new region will now integrate all our operations in Europe including Spain and Croatia.
•	Jaime Muguiro Domínguez has been appointed President of CEMEX South, Central America and the Caribbean.
•	Joaquín Miguel Estrada Suárez has been appointed President of CEMEX Asia, Middle East and Africa. The existing Asia region will now include CEMEX´s Middle East and Africa operations.

Karl H. Watson Jr., current President of CEMEX USA, will leave the company effective January 1st and will be retained by CEMEX in an advisory capacity until June 30, 2016.

All other Executive Vice Presidents that head corporate staff functions which report to CEMEX’s CEO will remain unchanged.

CEMEX’s senior management has a track record of operating diverse businesses throughout our value chain in emerging and developed economies globally. By rotating managers from one region to another, CEMEX can increase their diversity of experience and knowledge of CEMEX’s operations, which allows CEMEX to operate its business more effectively and obtain the best use of its assets.

“I have the greatest confidence in our management team and our entire workforce. Our greatest asset is the talent and dedication of everyone at CEMEX, and I am very excited about the outlook for our business.” said, Fernando A. Gonzalez, Chief Executive Officer of CEMEX.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX and its senior management team, please visit: www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release.

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